Exhibit 99.2

Hello Everyone,

My name is Adam Cisse from the Operations Team here at Masterworks.

We are pleased to present our latest offering xUxnxtxixtxlxexdx by the prolific artist, Adrian Ghenie.

Ghenie is a contemporary artist best known for his multilayered gestural paintings that hybridize old master and avant-garde painting techniques.

Ghenie’s market has continued to surge - with a whopping 68.6% Annual Record Price Growth Rate, based on data from 2011-2022, and Top Auction Records as high as $10.3M.

Executed in 2019, this fascinating work oscillates between representation and abstraction. Ghenie strategically paints brushstrokes to delineate a glass coffee table with a red couch behind it in the foreground of a warmly lit, neutral brown interior.

So why do we like this painting? Three reasons:

One: Works similar to this offering have seen an 18.2% Annual Appreciation Rate.

Two: Ghenie’s market continues to show extremely high upside potential. In fact, in 2022, Ghenie had the highest transaction volume for all artists aged 45 and under worldwide.

Three: As of June 30th, 2023, similar abstract paintings to our offering that depict one figure make up 4 of Ghenie’s top 10 auction records, and are led by “Pie Fight Interior 12” (2014), which sold for $10.3M in May 2022, and “Collector I” (2008), which sold for $8.5M in May 2021.

Thank you for joining us, and we are excited to offer you to this amazing work by Adrian Ghenie.